AMENDMENT TO MERGER AGREEMENT

     This Amendment (this "Amendment Agreement"), dated as of September 9, 1996, is by and among Integrated Health Services, Inc. ("IHS" or "Buyer"), IHS Acquisition XIV, Inc. ("Newco"), First American Health Care of Georgia, Inc. ("First American" or the "Company"), Robert J. Mills ("R. Mills") and Margie B. Mills ("M. Mills", and together with R. Mills, the "Principal Shareholders").

                                WITNESSETH THAT:

     WHEREAS, the parties hereto are parties to a Merger Agreement (the "Merger Agreement"), dated as of February 21, 1996; and

     WHEREAS, First American and its subsidiaries (the "Debtors") filed a petition for relief under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. ss.ss. 101-1330, in the United States Bankruptcy Court for the Southern District of Georgia, Brunswick (the "Bankruptcy Court"), on February 21, 1996; and

     WHEREAS, the Debtors have filed an Amended and Restated Plan of Reorganization (the "Plan") and an Amended and Restated Disclosure Statement (the "Disclosure Statement") with the Bankruptcy Court on or about August 21, 1996; and

     WHEREAS, it is a condition to the Closing (as defined in Section 3.1 hereof) under the Merger Agreement that IHS (including its subsidiaries) receive executed agreements from the United States Office of the Inspector General (the "OIG") and the U.S. Department of Health and Human Services through the Health Care Financing Administration ("HCFA") reasonably acceptable to IHS, providing, among other things, that IHS, First American, and its subsidiaries shall not be held liable (including, without limitation, by way of making offsets) or responsible for any Medicare or Medicaid liability for periods prior to the Closing (except for First American's payment of the amount required to obtain the Settlement Releases, as contemplated by Section 2.2(a)(i) of the Merger Agreement), and which provide for the withdrawal of any pending or threatened legal proceedings by OIG or HCFA that propose to exclude the Company from Medicare or Medicaid programs; and

     WHEREAS, IHS, First American and the subsidiaries of First American have entered into a term sheet (the "Term Sheet") with respect to a Settlement Agreement (the "Settlement Agreement") with HCFA and the U.S. Department of Justice (the "DOJ") with respect to the settlement of various claims among the parties thereto; and

     WHEREAS, the Term Sheet and the Plan and the Disclosure Statement contemplate that the Merger Agreement be amended in certain respects; and

     WHEREAS, the parties hereto desire to amend the Merger Agreement as provided herein;

     NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Article II of the Merger Agreement is hereby amended to read in its entirety as follows:

                           "ARTICLE II: CONVERSION AND
                        TERMINATION OF ALLOWED INTERESTS

     2.1 Certain Definitions.

     (a) References to this "Agreement" shall mean the Merger Agreement, as amended with the written consent of each party thereto.

     (b) Capitalized terms used herein, and not otherwise defined, shall have the meanings ascribed thereto in the Merger Agreement. To the extent not covered by the preceding sentence, capitalized terms used herein and not otherwise described herein shall have the meanings ascribed thereto in the Plan as filed on or about August 21, 1996; provided that if any such definition shall be amended pursuant to an amendment to the Plan, which amended definition is approved in writing by each party hereto, such amended definition shall apply.

     (c) "Merger Consideration" shall mean the Mills Merger Consideration and the Non-Mills Merger Consideration.

     (d) "Mills Merger Consideration" shall mean the amounts payable to the Mills Holders in accordance with Section 2.3(a)(i) and 2.3(b) below.

     (e) "Non-Mills Merger Consideration" shall mean the amounts payable to the Non-Mills Option Holders in accordance with Section 2.3(a)(ii) below.

     (f) "Non-Mills Option Holders" means the holders of Allowed Options other than the Principal Shareholders, Joel V. Mills, David G. Mills, Angela Dobson and Lee Dobson (the "Mills Family") and other than any person who has acquired (except for transfer(s) to J. Alan Welch prior to the date hereof) any Allowed Options from any member of the Mills Family (collectively, the Mills Family and such transferees being referred to herein as the "Mills Holders").

     (g) "Pro Rata" means, with respect to any Non-Mills Option Holder, proportionately so that the ratio of the amount of funds distributed to any Non-Mills Option Holder (on account of Allowed Option(s)) to the amount of all funds distributed to Non-Mills Option Holders on account of Allowed Options is the same as the ratio of the Individual Equity Holding of such holder to the Total Equity Holdings of the Non-Mills Option Holders; provided, however, that
H. Wayne Phears will receive no more than $20 per Allowed Option out of the Non-Mills Merger Consideration.

     2.2 Conversion and Cancellation of Allowed Interests.

     (a) At the Effective Time of Merger (as defined in Section 3.3 of this Agreement), each share of Allowed Common Stock shall, without any action by the holder thereof, be converted into the right to receive the portion of the Mills Merger Consideration allocable to such share in accordance with Schedule 2.1(g) and the Plan as the same may be amended with the written consent of each party hereto.

     (b) At or prior to the Effective Time of Merger, each Allowed Option shall have been canceled and terminated and converted, in accordance with the Plan as the same may be amended with the written consent of each party hereto and the Stock Option Plan of the Company, into the right to receive the portion of the Mills Merger Consideration in accordance with Schedule 2.1(g) and the Plan as the same may be amended with the written consent of each party hereto, in the case of Mills Holders, or in the case of Non-Mills Option Holders, the Pro Rata distribution of the Non-Mills Merger Consideration, in each case, allocable to such Allowed Option in accordance with the Plan as the same may be amended with the written consent of each party hereto, without any action by the holder thereof.

     (c) Each share of Newco common stock outstanding immediately prior to the Effective Time of Merger shall be converted into one share of common stock of the Company.

     (d) Buyer agrees that, prior to the Closing, the Company may, in accordance with all applicable laws, rules and regulations, cancel each of the three (3) awards of 25,000 shares of the Company's Class B Stock the Company granted to individuals (themselves not being Principal Shareholders) for services as directors. The consideration for any such cancellation shall be the agreement by the Company to pay to the holder of such canceled shares any amount that would have been payable to him or her had the shares not been canceled prior to consummation of the Merger on the dates and in the manner otherwise provided by this Agreement (including Schedule 2.1(g)). Such amounts payable to such holders shall be deemed part of the Mills Merger Consideration for all purposes of this Agreement and the holders thereof shall be holders of Allowed Interests to the extent provided in the Plan. The Company shall not cancel any such award unless the holder thereof shall have executed and delivered to the Company a transmittal letter in the form and substance required pursuant to Section 2.3(c) below.

     2.3 Manner of Exchange and Payment; Estate Representative.

     (a) At the Closing, Buyer shall pay to the Estate Representative, by wire transfer to the Bank Account (as such term is hereinafter defined), as payment of the cash portion of: (i) the Mills Merger Consideration payable at Closing, an amount equal to Thirty Million Two Hundred and Thirty Thousand Dollars ($30,230,000), less (A) any amount by which the Mills Merger Consideration shall be reduced in accordance with Section 11.6 of this Agreement, and (B) any other indemnification amounts to which Buyer may then be entitled in accordance with
Article XI hereof; and (ii) the Non-Mills Merger Consideration payable at Closing, an amount equal to Eight Million Eight Hundred and Fifty-Four Thousand Dollars ($8,854,000), less (A) any amount by which the Non-Mills Merger
Consideration shall be reduced in accordance with Section 11.6 of this Agreement, and (B) any other indemnification amounts to which Buyer may then be entitled in accordance with Article XI hereof. Such payment(s) shall be further reduced by applicable federal, state and local tax withholdings as provided in instructions Buyer furnishes to the Company.

     (b) On such dates as shall be required in accordance with Section 2.4 of this Agreement, Buyer shall pay to the Estate Representative the amount of the Contingent Payments then due in accordance with Section 2.4 of this Agreement, less (i) any amount by which the Mills Merger Consideration shall be reduced in accordance with Section 11.6 of this Agreement, and (ii) any other indemnification amounts to which Buyer may then be entitled in accordance with
Article XI hereof. Such payment(s) shall be further reduced by applicable federal, state and local tax withholdings as provided in instructions Buyer furnishes to the Company.

     (c) The Plan shall require the Estate Representative to distribute the Merger Consideration to any holder of any Allowed Interest only after such holder executes and delivers to the Estate Representative and Buyer a transmittal letter, accompanied (in the case of issued and outstanding stock) by the instrument, if any, evidencing such holder's Allowed Interest (or a lost certificate affidavit and indemnity, with such other assurance as Buyer may reasonably require), such transmittal letter to include: (i) representations and warranties to the effect that: (A) such holder owns the applicable Allowed Interests free and clear of all liens, claims, restrictions on transfer, security interests, pledges and encumbrances (collectively "adverse claims") of any kind or nature whatsoever other than adverse claims described in subsection
(d) hereof that are fully discharged upon payment of the Merger Consideration pursuant to subsection (d), (B) such holder has the authority and capacity to execute and deliver such transmittal letter, to surrender such Allowed Interest (as applicable) and to receive the Merger Consideration with respect thereto, and to accept and perform any other provisions of the transmittal letter which the holder is specified therein to perform; (ii) acknowledgment that such holder's rights to receive Merger Consideration are governed by the provisions of the Plan, including, without limitation, the right of Buyer to make offsets in accordance with Section 11.6 of this Agreement; (iii) acknowledgment that the Company or its designee (including Buyer, as applicable) may withhold or receive applicable Federal, state and local taxes out of the distribution of any Merger Consideration to such holder; (iv) an undertaking of the holder to give effect to the terms of appointment of the Estate

Representative in accordance with Annex A of this Agreement; (v) agreement that such holder waives, releases and agrees not to assert, any claims against the Company, any of its Subsidiaries, the Buyer, Newco or any Mills Holder, or any of their respective shareholders, officers, directors, agents, attorneys or other advisers, or any other person or persons any of them designates, arising out of any action, omission, matter, event or occurrence on or prior to the Closing, except for specific enumerated exceptions with respect to the Company or Buyer that are acceptable to the Company and Buyer; (vi) agreement that upon payment of any amount to the Estate Representative, none of Buyer, Newco, the Company or any of its Subsidiaries shall have any liability with respect to any such payment or the Bank Account (as defined in subsection (g) below); and (vii) an undertaking to indemnify and hold Buyer, Newco and the Estate Representative harmless from any loss, damage, liability, cost and expense (including, without limitation, attorneys' fees) arising out of any breach by said holder of any representation, warranty, covenant or undertaking he or she makes in such transmittal letter. If such a transmittal letter cannot be obtained, Buyer and/or the Estate Representative may seek approval from the Bankruptcy Court for release of the affected funds subject to legal safeguards the Bankruptcy Court may provide in lieu of the provisions of the transmittal letter.

     (d) Each Principal Shareholder hereby authorizes and directs Buyer and/or the Estate Representative to pay, out of the Mills Merger Consideration payable to such Principal Shareholder, to The Coastal Bank of Georgia, the DOJ and, with the agreement of such Principal Shareholder, any other holder of an adverse claim which Buyer and/or the Estate Representative may deem necessary, such amount as shall be necessary to discharge adverse claims such persons or entities hold against the Principal Shareholders or the Allowed Interests they hold and otherwise to give effect to the Principal Shareholders' agreements with such holders, as made known to Buyer and/or the Estate Representative prior to Closing.

     (e) At any time after the Effective Time of Merger, IHS of Brunswick, Inc., a wholly-owned subsidiary of Buyer and the sole shareholder of Newco, upon surrender of the stock certificate evidencing all outstanding shares of Newco, shall be entitled to receive in exchange therefor a certificate representing shares of stock of the Company, calculated on a one-to-one basis. Until so surrendered, each such certificate that, prior to the Effective Time of Merger, represented the outstanding shares of Newco stock will be deemed to evidence such shares of the stock of the Company. Upon the surrender of such certificate evidencing Newco stock, they shall be duly canceled.

     (f) Subject to and upon the terms and conditions of this Agreement, at the Effective Time of Merger, Newco shall be merged with and into the Company. Each party hereto shall execute, deliver and file, or shall cause to be executed, delivered and filed, all such instruments, certificates of merger and other certificates and documents as shall be necessary to effectuate the Merger under corporate and bankruptcy laws, and in accordance with the Plan (as the same may be amended with the written consent of each party hereto), on the Closing Date (as hereinafter defined).

     (g) The "Bank Account" shall mean the bank account established for the Estate Representative in accordance with the Plan or such other depository or means of safeholding as the Bankruptcy Court may approve. The Principal Shareholders agree that upon payment of any amount to the Estate Representative, subject to applicable withholdings and payments to holders of adverse claims to the extent required above, none of Buyer, Newco, the Company or any other Debtor shall have any liability with respect to such Bank Account or any such payment regardless of whether the Bank Account is opened in the name of any of them and regardless of any investment decisions made with respect to such funds after such payment by Buyer and regardless of to whom the Estate Representative makes any payment. The Principal Shareholders shall indemnify and hold harmless the Buyer and the Company from and against any and all Loss (as such term is hereinafter defined) arising out of any action or omission by the Estate Representative with respect to any funds Buyer or the Company paid to or at the instruction of the Estate Representative.

     2.4 Contingent Payments.

     (a) The Mills Merger Consideration shall include the following amounts payable on the following dates, subject to the contingencies set forth below and Buyer's rights under Section 11.6 of this Agreement (the "Contingent Payments"):

          (i) On or before February 15, 2001, a sum shall be paid to the Estate Representative in respect of the year 2000 equal to Five Million Dollars ($5,000,000);

          (ii) On or before February 15, 2002, a sum shall be paid to the Estate Representative in respect of the year 2001 equal to Six Million Dollars ($6,000,000) plus the amount, if any, of the Contingent Payment in respect of the year 2000 that shall not have been paid by reason of the occurrence of the contingency set forth below in any such prior year provided in subsection (b) hereof;

          (iii) On or before February 15, 2003, a sum shall be paid to the Estate Representative in respect of the year 2002 equal to Four Million Dollars ($4,000,000) plus the amount, if any, of the Contingent Payments in respect of the years 2000 and 2001 that shall not have been paid by reason of the occurrence of the contingency set forth below in any such prior year as provided in subsection (b) hereof; and

          (iv) On or before February 15, 2004, a sum shall be paid to the Estate Representative equal to any amount of the Contingent Payments in respect of the years 2000, 2001 and 2002 that shall not have been paid by reason of the occurrence of the contingency set forth below in any such prior year as provided in subsection (b) hereof.

     (b) No Contingent Payment shall be payable following an applicable year (a "Subject Year") if the year-to-year percentage increase from December of the year preceding the Subject Year in the seasonally unadjusted Consumer Price Index for all urban consumers (CPI-U)
for the Medical Care expenditure category (as reported in table 1 of the CPI Detailed Report, prepared by the Bureau of Labor Statistics in the U.S. Department of Labor) ("CPI") exceeds eight percent (8%). Thus, for example, if the CPI determined for the period of December 1999 to December 2000 exceeds eight percent (8%), the Contingent Payment of Five Million Dollars ($5,000,000) otherwise accruing in the year 2000 and due to be paid on or before February 15, 2001, would not be paid; then, if the CPI determined for the period of December 2000 to December 2001 does not exceed eight percent (8%), the Contingent Payment of Six Million Dollars ($6,000,000) otherwise accruing in the year 2001, plus the Contingent Payment of Five Million Dollars ($5,000,000) in respect of the year 2000 would be due and payable on or before February 15, 2002. Notwithstanding the foregoing, if legislation is enacted that changes the Medicare reimbursement methodology for home health services to a prospectively determined rate methodology, in whole or in part, the foregoing contingency shall terminate thereupon and all Contingent Payments shall be made then and thereafter, including payment in full of Contingent Payments from prior years that have not yet been paid, as if no contingency thereafter applies. In the event that the CPI, as defined above, is not regularly maintained and published by the Bureau of Labor Statistics in the U.S. Department of Labor, or a successor agency, any affected party may petition the Bankruptcy Court for use of a comparable reference considered appropriate.

     (c) Buyer shall cause the Company or its successors to make payment, and Buyer agrees to provide HHS and DOJ with a guarantee, to HHS and DOJ as provided in the Settlement Agreement.

     2.5 Working Capital Adjustments to the Merger Consideration.

     (a) Buyer shall be entitled to be indemnified in accordance with Article XI of this Agreement on a dollar-for-dollar basis (subject to application of the Reserve (as defined in, and in accordance with, Section 11.4 below), for the amount of the Company's Negative Working Capital (as defined below) as at the Closing Date that exceeds Thirty-Four Million Dollars ($34,000,000). 1 For purposes of this Agreement, the Company's "Negative Working Capital" shall be the amount by which the consolidated current liabilities of the Company and its

--------
1 By way of example only, assuming that Negative Working Capital was $50,000,000, and Buyer had no indemnification claims under Sections 11.2(a)(i) through and including Section 11.2(a)(v), and had no indemnification claims under Sections 11.2(a)(vii) and 11.2(a)(viii), then Buyer would have an indemnification claim for $16,000,000 pursuant to Section 11.2(a)(vi). Pursuant to Section 11.4, $16,000,000 of the Reserve would be applied against such $16,000,000 claim, and accordingly no amount would be payable in respect of such $16,000,000 claim, and the amount of the remaining Reserve available for application against any future indemnification claims would be reduced by such $16,000,000, from $17,000,000 to $1,000,000.

   On the other hand, assuming Buyer were entitled to indemnification for a Loss in the amount of $1,500,000 pursuant to Section 11.2(a)(i) for a breach of a representation and that such Loss could not be included as a current liability or current asset reduction in the calculation of Negative Working Capital, and further assuming that Negative Working Capital was $50,000,000, then Buyer would have aggregate indemnification claims for $17,500,000 (i.e., $1,500,000 for the breach of representation pursuant to Section 11.2(a)(i) plus $16,000,000 for the amount by which Negative Working Capital exceeded $34,000,000 pursuant to Section 11.2(a)(vi)). Pursuant to Section 11.4, the entire $17,000,000 Reserve would be applied against $17,000,000 of such indemnification aggregate $17,500,000 claims, and the balance of $500,000 would be payable by the Principal Shareholders to Buyer.

Subsidiaries as at the Closing Date shall exceed the consolidated current assets of the Company as at the Closing Date. For the purposes of calculating the Negative Working Capital, current assets and current liabilities shall be determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied ("GAAP"); provided that notwithstanding GAAP requirements or past practices, (i) current liabilities will be accrued for the Allowed Claim of Buyer for $18 million, plus accrued interest, due to it in connection with the Reimbursement Agreement, dated as of December 29, 1995, among the Company, its Subsidiaries and Buyer, and for fees and expenses of KPMG Peat Marwick which the Company has agreed to reimburse to Buyer under Section 8.10 of this Agreement, but no other reimbursements in connection with Buyer's participation in the Bankruptcy proceedings or in connection with Buyer's acquisition of the Company shall be included as current liabilities for this purpose; (ii) periodic interim payments hereafter received and/or due from Medicare for service periods ending on or before the Closing Date shall be treated as current assets at the Closing, without deduction for overpayment, disallowance of charges, or any other reduction, for such purpose, and no other periodic interim payments received and/or due from Medicare on or after the Closing Date shall be treated as current assets of the Closing for such purpose; (iii) severance/separation payments payable to Joel V. Mills, David G. Mills, and Lee Dobson as provided in this Agreement shall not be treated as current liabilities at the Closing for such purpose; (iv) liabilities for overpayments or prior reserves that have been discharged pursuant to the Settlement Agreement shall not be treated as current liabilities at the Closing for such purpose; (v) settlement obligations of the Company with HCFA and DOJ pursuant to the Settlement Agreement shall not be treated as current liabilities at the Closing for such purpose and, except as otherwise expressly provided in
Section 11.7(c) of this Agreement, the tax benefits associated with the payment of such obligations shall not be treated as current assets for such purpose;
(vi) the credit of $2,900,000 that HCFA has agreed to accept for payment of the fine the Company incurred, as provided in the Settlement Agreement, will be treated as a reduction in the current liability for such fine at Closing for such purpose and the balance of the fines shall be treated as a current liability for such purpose; (vii) the Company and Buyer will agree (after consultation with the Principal Shareholders or their representatives), prior to Closing, on reasonable reserves for pending or threatened claims and proceedings and other contingencies resulting from pre- closing events or circumstances for such purpose, and all of such reserves shall be treated as current liabilities for this purpose; and (viii) the costs and savings arising out of restructuring and cost reduction measures heretofore or hereafter incurred will be excluded from the calculation of Negative Working Capital for this purpose to the extent Buyer and Company hereafter jointly confirm in writing that such restructuring or cost reduction measures were undertaken after consultation with Buyer primarily to provide operational benefits after the Closing (which restructuring and cost reduction measures may include sale or disposition of facilities; cancellation of leases; and termination or reassignment of personnel).

     (b) By September 15, 1996 (or such later date as Buyer may accept), the Company shall deliver to Buyer the projected balance sheet, as at the Closing Date, of the Company and the Subsidiaries on a consolidated basis (the "Company's Projected Closing Date Balance Sheet") and of the amount of Negative Working Capital, if any, that the Company has certified to be its best good faith estimate of the foregoing prepared in accordance with GAAP subject to the adjustments described in subsection (a) above, and except that footnote information and effects of adjusting, closing or correcting entries that can only be ascertained through year-end audit procedures may, as necessary, be omitted. As soon as practicable after receipt by Buyer of the Company's Projected Closing Date Balance Sheet, and in any event within ten (10) days after such receipt, Buyer shall complete and deliver to the Company a review ("Buyer's Review") of the Company's Projected Closing Date Balance Sheet and the projected Negative Working Capital. If such review shall reveal that Buyer has any disputes with respect to the Company's Projected Closing Date Balance Sheet or the projected Negative Working Capital, then representatives of Buyer, the Company and the Principal Shareholders shall promptly meet and shall attempt in good faith to resolve any such disputes:

          (i) If there are no such disputes or if all of such disputes are resolved within ten (10) days after the Company's receipt of Buyer's Review, then the projected balance sheet, as at the Closing Date, of the Company and the Subsidiaries on a consolidated basis as agreed to between Buyer and the Company, including the determination of the projected Negative Working Capital, if any, shall be set forth as an attachment to this Agreement (the "Projected Closing Date Balance Sheet"), and the amount of the Merger Consideration payable at Closing shall be reduced by the amount, if any, to which Buyer shall be entitled to indemnification in accordance with Section 11.2(a)(vi) (the "Negative Working Capital Indemnification Amount") in accordance with Section 11.6 of this Agreement. If the projected Negative Working Capital Indemnification Amount, if any, set forth in the Projected Closing Date Balance Sheet shall be in excess of the amount of the Merger Consideration payable at the Closing in accordance with Section 2.3(a) hereof, then Buyer, in its sole discretion, shall be entitled to terminate this Agreement in accordance with Article XII hereof, or to proceed with the closing of the transactions contemplated by this Agreement, in which case, it shall be entitled to offset the amount of the projected Negative Working Capital that exceeds the Merger Consideration payable at Closing against payment of the Contingent Payments in accordance with Section 11.6 of this Agreement and/or to proceed with any other indemnification or other rights it may have.

          (ii) If the parties are unable to resolve all of such disputes within such time period, then the Closing may be delayed for up to thirty (30) days following Confirmation of the Plan unless Buyer elects to close notwithstanding such disputes, in which case Buyer shall deposit the disputed amount of any Negative Working Capital Indemnification Amount under escrow arrangements acceptable to the Company, Buyer and the Principal Shareholders (or, as applicable, as the Bankruptcy Court prescribes) pending resolution of such disputes. If the representatives of Company, Buyer and the Principal Shareholders are unable to resolve all of such disputes within thirty (30) days following Confirmation of the Plan, and if Buyer does not elect to close as aforesaid notwithstanding such disputes, then either the Company or Buyer shall be entitled to terminate this Agreement in accordance with Article XII hereof.

     (c) On or prior to the first anniversary of the Closing Date, Buyer shall, at Buyer's expense, review the Projected Closing Date Balance Sheet and the related consolidated statements of operations, stockholders equity and cash flows for the period from January 1, 1996 through the Closing Date, to verify the Company's Negative Working Capital as of the Closing Date, and shall deliver to the Estate Representative its written report (the "Negative Working Capital Report") setting forth the amount of such Negative Working Capital. Buyer will consult with the Estate Representative from time to time during such review. If the Estate Representative disputes the Negative Working Capital Report, the parties agree to utilize the following procedure to resolve such dispute:

          (i) After delivery to the Estate Representative of the Negative Working Capital Report, the Estate Representative may deliver to Buyer a written report (the "Estate Representative's Report") advising Buyer either
     (A) that the Estate Representative agrees with the Negative Working Capital Report, or (B) that one or more adjustments are required. If the Estate Representative fails to deliver an Estate Representative Report ten (10) days after Buyer has notified the Estate Representative that ninety (90) days have elapsed since the date of delivery of the Negative Working Capital Report to the Estate Representative, and that a response is required if it is intended to be given, the Estate Representative shall be deemed to have consented to the calculation of Negative Working Capital as set forth on the Negative Working Capital Report, which calculation shall thereupon become final and shall not be subject to further review, challenge or adjustment, absent fraud, but subject to item (iii) below. If Buyer concurs with the adjustments the Estate Representative proposes, or if Buyer does not object thereto in a writing that it delivers to the Estate Representative within (30) days after Buyer's receipt of an Estate Representative's Report, the calculation of Negative Working Capital (as so adjusted in such Estate Representative's Report) shall become final and shall not be subject to further review, challenge or adjustment, absent fraud, but subject to clause (iii) below. The Company shall make available to the Estate Representative such books and records of the Company and its Subsidiaries as shall be reasonably necessary for the Estate Representative to prepare the Estate Representative's Report.

          (ii) In the event that the Estate Representative submits the Estate Representative's Report, and Buyer and the Estate Representative are unable to resolve with Buyer the disagreements set forth in such report within thirty (30) days after the date of Estate Representative's Report, then such disagreements shall be referred to a recognized firm of independent certified public accountants experienced in auditing home health companies that the Estate Representative and Buyer mutually select (or if they cannot agree on such selection, then a "big six" accounting firm selected by lot, other than any such accounting firm for the Company or Buyer during the two-year period then ended, or if there shall be no such accounting firm, then any nationally recognized accounting firm the Bankruptcy Court selects) (the "Settlement Accountants"), and the determination of the Settlement Accountants shall be final and shall not be subject to further review, challenge or adjustment, absent fraud. The Settlement Accountants shall use their best efforts to reach a determination not more than forty-five
     (45) days after such referral. Buyer shall pay the cost and expenses of the services of the Settlement Accountants; however, if it is determined that there will not be any adjustment to the Negative Working Capital Audit in favor of the Estate Representative, Buyer shall be entitled to offset the amount of such costs and expenses of the Settlement Accountants against the Contingent Payment next coming due.

          (iii) If any contingent liability for which a reserve is included in the calculation of Negative Working Capital is finally determined to be liquidated and undisputed, such liquidated and undisputed amount shall be used in lieu of the reserve for purposes of calculating Negative Working Capital.

     (d) If the actual Negative Working Capital as finally determined in accordance with subsections (c) (i), (ii) and (iii) above shall be greater than the last applicable determination of Negative Working Capital in accordance with this Agreement, then the amount, if any, for which Buyer shall be entitled to indemnification in accordance with Article XI of this Agreement (including, without limitation, Section 11.4 thereof relating to application of the Reserve) shall be redetermined based on such excess. If the Negative Working Capital as finally determined in accordance with subsection (c)(i), (ii) and (iii) above shall be less than the last applicable determination of Negative Working Capital in accordance with this Agreement, then Buyer shall, subject to its offset rights for other indemnification claims pursuant to Section 11.6 hereof, return, upon demand, to the Estate Representative the amount of any excess indemnification amount it receives in accordance with Article XI of this Agreement by reason of such higher Negative Working Capital set forth in the last applicable determination of Negative Working Capital in accordance with this Agreement, such amount to be distributed to the holders of the Allowed Interests in accordance with the Plan. 2

     (e) In connection with this Section 2.5, Buyer and the Company agree to notify each other prior to Confirmation of the Plan of any findings or anticipated disputes that its respective senior management believes will have a significant impact on the calculation of the Negative Working Capital. Failure to comply with the foregoing obligation shall not be deemed a waiver of the right to assert such fact after the Closing with respect to the calculation of Negative Working Capital or otherwise."

--------
2 By way of example only, assuming that Negative Working Capital was determined on the Closing Date to be $52,000,000, and Buyer had no indemnification claims under Sections 11.2(a)(i) through and including Section 11.2(a)(v), and had no indemnification claims under Sections 11.2(a)(vii) and 11.2(a)(viii), then Buyer would have an indemnification claim for $18,000,000 pursuant to Section 11.2(a)(vi). Pursuant to Section 11.4, $17,000,000 of the Reserve would be applied against such $18,000,000 claim, and accordingly the balance of $1,000,000 would be offset against the Merger Consideration payable at the Closing. If six months later, a matter is liquidated for $2,500,000 and the amount of the reserve for such matter on the Projected Closing Date Balance Sheet was $2,000,000, then the amount of Negative Working Capital would be redetermined by substituting the $2,500,000 liquidated amount for the $2,000,000 reserve. Accordingly, the amount of Buyer's indemnification claim under Section 11.2(a)(vi) would be redetermined to be $18,500,000 instead of $18,000,000. Pursuant to Section 11.4, $17,000,000 of the Reserve would be applied against such $18,500,000 claim, and accordingly Buyer would be entitled to receive $1,500,000. Because $1,000,000 was previously offset against the Merger Consideration payable at the Closing, the remaining $500,000 would be offset against the Contingent Payments.

2. Section 3.1 of the Merger Agreement is hereby amended to read in its entirety as follows:

     "3.1 Time and Place of Closing. The closing of the transactions that this Agreement contemplates (the "Closing") shall take place at the offices of the Company's counsel Nelson Mullin Riley & Scarborough in Atlanta, Georgia, after the satisfaction or waiver of all the conditions precedent set forth in this Agreement on such date as Buyer shall select upon giving the Company and the Principal Shareholders at least three (3) business days prior written notice, which date shall not be fewer than three (3) business days after such conditions have been satisfied or more than fifteen (15) business days after such conditions have been satisfied, or at such other time and place upon which the parties may agree. The date on which the Closing is held is hereinafter called the "Closing Date"."

3. Article IV of the Merger Agreement is hereby amended as follows:

     (a) The last sentence of Section 4.3 of the Agreement is hereby amended to read in its entirety as follows:

     "Subject to obtaining a Final Order confirming the Plan, this Agreement and, when executed and delivered, each other Transaction Document will be the legal, valid and binding obligations of the Company (insofar as the Company is a party thereto or otherwise bound by its terms) enforceable against it in accordance with their terms. For purposes of this Agreement, the Transaction Documents shall include this Agreement, the certificates of merger, and the closing certificate contemplated by Section 9.3 hereof."

     (b) Buyer agrees that the following matters shall not constitute breaches of representations or warranties or covenants: (i) any disallowance of charges or business activities to the extent they are sought (it being understood that the foregoing shall not apply to items as to which the parties to the Term Sheet agreed merely to cooperate) or considered to be settled pursuant to the Term Sheet; (ii) the existence of the claims set forth in the Claims Registry with the Bankruptcy Court, but only to the extent described therein and included as current liabilities in the determination of Negative Working Capital; (iii) restructuring and cost reduction measures heretofore, or hereafter incurred to the extent Buyer and Company hereafter jointly confirm in writing that such restructuring or cost reduction measures were undertaken after consultation with Buyer primarily to provide operational benefits after the Closing (which restructuring or cost reduction measures may include sale or disposition of facilities, cancellation of leases, and termination or reassignment of personnel) (iv) changes in the ordinary course of business consistent with past practices in the physical condition of, the property, plant and equipment of the Company and its Subsidiaries, (v) adjustments to the financial statements of the Company and its Subsidiaries for the 1993, 1994 and 1995 fiscal years made on the recommendation of KPMG Peat Marwick pursuant to the written reports heretofore delivered to Buyer, (vi) any changes in Allowed Interests that are otherwise fully addressed in the Plan, and (vii) any other event, act or occurrence insofar as and to the extent that the resulting Loss can be, and therefore is, included as a current liability in the Negative Working Capital determination.

4. Article VIII of the Merger Agreement is amended by adding the following:



     "8.12 Best Efforts. Buyer, the Principal Shareholders and, subject to approval of this Agreement by the Bankruptcy Court, the Company shall use their best efforts to cause the conditions set forth in Articles IX and X of this Agreement to be satisfied.

     8.13 The Plan. The Principal Shareholders agree to vote in favor of the Plan, as the same may be amended with their consent or as the Company shall recommend to conform to this Agreement and as shall not adversely affect such Principal Shareholders.

     8.14 Consulting. On and after September 9, 1996, Buyer may consult with the Company, and the parties shall cooperate with each other to make plans and provide preparation, to the extent consistent with the dictates of the Bankruptcy Court, for an efficient and orderly transition in the management and control of the Company and its Subsidiaries to Buyer after the Closing. In furtherance of the foregoing, a limited number of Buyer's representatives shall be entitled to visit the Company for this purpose at reasonable times during business hours upon giving the Company at least two (2) business days prior notice of such visit; provided that all such visits shall be made under the supervision of the senior management of the Company and shall not interfere with the operations of the business of the Company and its Subsidiaries. In no event shall the foregoing be deemed to limit the authority of senior management to direct the business and affairs of the Company in accordance with their rights and obligations as senior management.

5. Article IX of the Merger Agreement is hereby amended as follows:

     (a) With respect to the condition set forth in Section 9.4 of the Merger Agreement, the forms of legal opinions of counsel to the Company and of counsel to the Principal Shareholders which, if delivered at the Closing, will satisfy the condition set forth in Section 9.4 are attached hereto as Exhibits 9.4-1 and 9.4-2.

     (b) The conditions set forth in Section 9.10 may be deemed satisfied if the consents referred to therein shall not be required by reason of actions taken in accordance with the Plan. Buyer acknowledges that the conditions set forth in
Section 9.11 to 9.15 have been satisfied or waived.

     (c) Section 9.17 is hereby amended to read in its entirety as follows:

     "9.17 Settlement Releases. The Settlement Agreement, consistent with the Term Sheet shall have been executed and delivered and all of the conditions set forth therein shall have been satisfied."

     (d) Section 9.23 is hereby amended to read in its entirety as follows:

     "9.23 Resignations. Buyer shall have received the resignations of all of the directors of each of the Company and the Subsidiaries. Effective as of the Closing Date, each of Frank Chamberlain and Charles Cansler shall have provided their written resignations as officers and from all other authority on behalf of the Company and the Subsidiaries and their engagement shall have been terminated with no further liability for compensation payable for services rendered after the Closing Date, except that Buyer agrees to pay compensation and reimburse expenses on the basis provided in their engagement agreement with the Company as disclosed to Buyer for services requested by Buyer or the Company (with Buyer's knowledge) through completion of

Closing and thereafter to wind up their responsibilities or for other services in the Bankruptcy Case, in each case such services to be provided after Closing to be coordinated in advance with the General Counsel of Buyer as he requests, and provided Buyer agrees to continue to give effect to the indemnification provision included in their written terms of engagement as disclosed to Buyer. All costs and expenses payable to or on behalf of Messrs. Chamberlain or Cansler for services described above shall be treated as current liabilities or reductions in current assets for purposes of determining Negative Working Capital."

     (a) Sections 9.30, 9.31, 9.32 and 9.33 are hereby deemed to have been waived or satisfied.

     (b) Section 9.34 is hereby amended to read in its entirety as follows:

     "9.34 Confirmation Period. The Bankruptcy Court shall have issued an order confirming the Plan, and such order shall not be subject to any appeal which is unacceptable to Buyer or its senior secured lenders."

     (c) Section 9.35 shall be amended to read in its entirety as follows:

     "9.35 Consummation. The Plan shall have been consummated on or before November 15, 1996."

     (d) Two new conditions are added to the end of Article IX as follows:

     "9.38 Consent of Secured Lenders.

     (a) The senior secured lenders of Buyer shall have approved this Agreement, as amended, the Plan, as amended, and the transactions contemplated by this Agreement and the Plan, as amended.

     (b) All of the conditions to the foregoing consent and Buyer's receipt of its financing from its senior secured lenders with respect to the transactions contemplated by this Agreement shall have been satisfied.

     9.39 Omnibus Agreement. An Omnibus Agreement (the "Omnibus Agreement") providing for the final resolution of financial claims and interests (in addition to the matters provided for therein) of each Principal Shareholder shall have been executed and delivered by each Principal Shareholder and the Company and shall be reasonably acceptable to Buyer."

     9.40 Indemnification Obligations. The aggregate amount to which Buyer shall be entitled to indemnification pursuant to Article XI of this Agreement (subject to Section 11.4 thereof relating to the Reserve) shall not exceed the amount of cash Merger Consideration otherwise payable at Closing.

     ARTICLE X OF THE MERGER AGREEMENT IS HEREBY AMENDED AS FOLLOWS:

     (a) The following provision is added as Section 10.8:

     10.8 Bankruptcy. The Bankruptcy Court will approve this Agreement, all conditions to Confirmation provided in the Plan as amended to conform with this Agreement or as shall not adversely affect any Principal Shareholder or as to which said Principal Shareholder shall agree will be substantially satisfied, and the Bankruptcy Court will confirm the Plan, as so amended.

5. Article XI of the Merger Agreement is hereby amended as follows:

     (a) Section 11.2 of the Merger Agreement is hereby amended in its entirety to read as follows:

     "11.2 Indemnification of Buyer.

     (a) Subject to Section 11.4 below (which provides for application of the Reserve), each of the Principal Shareholders, and, to the extent set forth below, the Company, shall indemnify and defend Buyer and hold it harmless against any and all damage, loss, liability, cost and expense (including, without limitation, reasonable attorney's fee's and expenses) the Buyer (or any of its subsidiaries), the Company or its Subsidiaries incur (all of the foregoing hereinafter collectively referred to as "Loss") resulting from:

          (i) any inaccuracy in any representation, or any breach of any warranty, that the Company or any Principal Shareholder made in this Agreement or any Transaction Document; or

          (ii) the breach by the Company or any Principal Shareholder of any covenant in this Agreement or any Transaction Document; or


          (iii) any liability of the Company or any Subsidiary to the Medicare or Medicaid programs, or to any other third party payor, for the recoupment of reimbursement the Company or any Subsidiary received prior to the Effective Time of Merger, except to the extent paid or otherwise discharged pursuant to the releases provided pursuant to the Settlement Agreement or discharged pursuant to the payment of the criminal fine by any Principal Shareholder or by Buyer, the Company or its Subsidiaries pursuant to the Settlement Agreement; or

          (iv) the claims for options, and any related employment agreement claims, described on Schedule 4.12 except to the extent included in the Merger Consideration or included as a current liability or asset reduction in the calculation of Negative Working Capital; or

          (v) any action or omission of any Principal Shareholder, or any other officer, director or employee of the Company or any Subsidiary occurring before the filing of bankruptcy by the Company that constituted a crime, fraud or pertained to any personal benefit he or she improperly received (exclusive of matters paid or otherwise discharged pursuant to the releases provided pursuant to the Settlement Agreement or the payment of the criminal fine by any Principal Shareholder or by the payments to be made by Buyer, the Company or any of its Subsidiaries pursuant to the Settlement Agreement), any indemnification or contribution claims by any of the foregoing in connection with any such action (or any action from which the Buyer, the Company or any of its Subsidiaries is discharged pursuant to the Settlement Agreement), and any amounts due to any Principal Shareholder by the Company or any Subsidiary, except as expressly provided in this Agreement or the Omnibus Agreement; or

          (vi) the amount by which Negative Working Capital exceeds $34,000,000 as determined in accordance with Section 2.5;

          (vii) any pension, retirement or profit sharing plan, arrangement or fund (including obligations mandated by foreign or local law), or any other employee benefit plan as defined in Section 3(e) of the Employee Retirement Income Security Act of 1934, as amended ("ERISA"), including, without limitation, the failure to comply with any provisions thereof or any laws, rules, regulations, orders or guidelines applicable thereto, including, without limitation, any "prohibited transaction", as such term is defined in the Internal Revenue Code of 1986, as amended (the "IRC") Section 4975 and Title I of ERISA, any accumulated funding deficiency (as defined in IRC
     Section 412(a)) or any "reportable event" (as defined under any applicable provision of the IRC or ERISA) or liabilities arising from disallowance of tax deduction taken by the Company or any Subsidiary on or prior to the Closing; or

          (viii) the investigation, defense or reasonable settlement (in accordance with Section 11.5 hereof) after the Closing, of any of the foregoing or the enforcement of this indemnity obligation; provided that with respect to clause (vi) above, expenses of normal investigation (including audit expenses and fees) and analysis and resolution of liabilities arising in the ordinary course of business will not be the basis for a Loss.

     (b) The Company's indemnification obligations under this Section 11.2 shall terminate and be of no further force or effect upon the Closing, and no Principal Shareholder shall have any right to claim indemnification or contribution against the Company or any of its Subsidiaries, or their respective successors and assigns, or right to claim reduction or pro ration of his or her own indemnification obligations, based on the applicability or non-applicability of such indemnification obligations of the Company.

     (b) Section 11.3(a) of the Merger Agreement is hereby amended by deleting all words after the words "Transaction Document" and before the word "or".

     (c) Sections 11.4, 11.5 and 11.6 of the Merger Agreement are hereby amended to read in their entirety as follows:

     "11.4 Indemnification Period and Reserve. Any claim for indemnification pursuant to Sections 11.2 or 11.3 must be asserted by written notice to the party from whom indemnification is sought by no later than the date on which the first Contingent Payment shall become due and payable, provided that no such time limitation shall be applicable to claims that Buyer asserts with respect to any indemnification claim pursuant to Section 11.2(a)(iii) above or with respect to any breach of the representations or the warranties contained in Sections
4.15 or 4.21 or the indemnification set forth in Section 11.2(a)(vii) above. Such written notice shall contain a detailed description of the nature of the claim and the basis therefor. No Principal Shareholder shall be entitled to indemnification hereunder unless and until the aggregate amount for all claims for which such party may be entitled to indemnification hereunder equals or exceeds One Hundred Fifty Thousand Dollars ($150,000). Upon Closing, Buyer shall not be entitled to indemnification or any other recovery for breach of this Agreement or the other Transaction Documents for claims asserted unless and until and to the extent the aggregate amount of all such claims equals or exceeds Seventeen Million Dollars ($17,000,000) (the "Reserve"), except that the Reserve shall not limit claims based on any defect in title or ownership of any Allowed Interest of the Principal Shareholders, or adverse claims pertaining thereto, shall not limit operation of the Plan in accordance with its terms or remedies generally available from the Bankruptcy Court, and shall not apply to claims against the Principal Shareholders under Section 11.2(a)(v).

     11.5  Control  of  Defense  of   Indemnifible   Claims.   A  party  seeking
indemnification under Section 11.2 or 11.3 shall give the other party prompt written notice of the claim for which it seeks indemnification. Failure of the party seeking indemnification to give such prompt notice shall not relieve the other party of its indemnification obligation, provided that such indemnification obligation shall be reduced by any damages such other party suffered that results from a failure to give prompt notice hereunder. Buyer shall be entitled to manage and control the defense, reasonable settlement or other disposition, payment or discharge of all matters for which indemnification is available, provided it acts in good faith in a manner reasonably expected to minimize the applicable Loss. Buyer shall give notice to the Principal Shareholders a reasonable period of time prior to its settlement of any matter covered by Section 11.2 of this Agreement (other than any matter for which it shall seek indemnification under Section 11.2(a)(vi) of this Agreement).

     11.6 Offsets. Buyer shall be entitled to offset any amounts due to it by reason of any indemnification claim under this Agreement against any amount which may then or thereafter become due to any holder of an Allowed Interest (regardless of whether the holder of such Allowed Interest shall have an indemnification obligation). Buyer acknowledges that any such offset shall be applied proportionately to the Allowed Interests by the Estate Representative based on the ratio that the amount of the Merger Consideration payable to a holder bears to the total amount of the Merger Consideration. If Buyer shall be entitled to indemnification under Section 11.2(a)(vi) above, it shall offset such indemnification claims against any payments of Merger Consideration as the same become due prior to proceeding with other indemnification rights.

     (b) A new Section 11.7 is hereby added at the end of Article XI as follows:

     "11.7 Interest; Net Losses; Other Matters. (a) All liabilities for which any party is entitled to indemnification under this Agreement shall accrue interest at the rate of interest Buyer's senior secured lenders charge from time to time under its revolving credit facility from the date such liability was paid until the date that recovery of such indemnification amount shall occur.

     (b) The amount of any Loss shall be reduced by the amount of any net tax benefits (after taking into account the amount of recovery received) arising out of the Loss for which indemnification is sought, the net insurance proceeds the party being indemnified receives that arise out of the Loss for which indemnification is sought, and the amount of any recovery for such Loss which, considered in light of normal practice and in compliance with applicable laws and regulations, is obtained from Medicare, Medicaid or third party payors with respect to any period after January 1, 1997.

     (c) Insofar as the Losses are for additional taxes due for periods prior to Closing in respect of the proof of claim the Internal Revenue Service filed for potential claims of up to approximately $8,100,000, the amount of carryback permitted (for purposes of calculating such Losses) based on net operating losses incurred by virtue of the Settlement Agreement or based on post-Closing periods shall be limited to $3,000,000 in the aggregate.

     (d) Buyer agrees that it shall not be entitled to indemnification (other than pursuant to Section 11.2(a)(vi)) for any Loss to the extent the amount of such Loss can be, and therefor is, included as a current liability or current asset reduction in the calculation of Negative Working Capital as determined in accordance with this Agreement.

     (e) Buyer acknowledges (without becoming responsible therefor) that the Plan provides that if Buyer makes any recovery for contractual claims, including indemnification, asserted directly against the Principal Shareholders, with the exception of claims based on any defect in title or ownership of the Allowed Interests of the Principal Shareholders or adverse claims pertaining thereto, or claims against the Principal Shareholders under Section 11.2(a)(v) hereof, then the Principal Shareholders will be entitled to receive from the Estate
Representative reallocation of the Merger Consideration payable at Closing otherwise payable to the holders of Allowed Interest sufficient to make the Principal Shareholders whole for the pro rata portion of the recovery Buyer obtained for which other holders of Allowed Interest would have borne financial responsibility if the recovery had instead been out of such Contingent Payments.

     (c) A new Section 11.11 is added as follows:

     11.11 Compliance with Plan. Upon Closing and subject to the terms and conditions of this Agreement, Buyer undertakes to perform the obligations of Buyer set forth in the Plan and to cause the Company and the Subsidiaries to perform the obligations of the Company and its Subsidiaries as set forth in the Plan.

7. Section 12.1 of the Merger Agreement is hereby amended in its entirety to read as follows:

     "12.1 Termination. The parties obligations to close the transactions contemplated by this Agreement may be terminated at any time at or prior to the Closing by:

          (a) Buyer, if any condition precedent to Buyer's obligations under this Agreement has not been satisfied by the Closing Date, or by Buyer as otherwise provided in this Agreement; or

          (b) the Principal Shareholders, if any condition precedent to the Principal Shareholders' obligations under this Agreement has not been satisfied by the Closing Date, or by the Principal Shareholders as otherwise provided in this Agreement; or

          (c) the mutual consent of Buyer and the Principal Shareholders; or

          (d) Buyer or the Principal Shareholders, if the Closing shall not have occurred by November 30, 1996.

8. Article XIII is hereby amended by deleting Section 13.2 and deleting all references to the "Consulting Agreement" in such Article.

9. Article XIV of the Merger Agreement is hereby amended as follows:

     (a) Section 14.1 of the Merger Agreement is hereby amended (i) to acknowledge Buyer's consent to the Company's reimbursement of a portion of the Principal Shareholders' legal expenses as limited by the Omnibus Agreement, and
(ii) to acknowledge Buyer's consent to payment by the Company in full of the Company's professional advisors, subject to approval of Company management after consulting with Buyer's General Counsel (after giving due consideration to his recommendations) before Closing and subject to approval of the Bankruptcy Court.

     (b) Section 14.3 of the Merger Agreement is hereby amended to provide that the rights and obligations of the Company under this Agreement may, at the request and with the consent of Buyer, be assigned to, and assumed by, the New Parent. The rights and obligations of Buyer may not be assigned to, or assumed by, any other entity unless Buyer provides its irrevocable, unconditional guaranty to the Estate Representative for payment of the obligations of Buyer and the Company hereunder, in accordance with and subject to the terms and conditions of this Agreement.

     (c) Section 14.6 is hereby amended to set forth that all notices and demands with respect to the Estate Representative shall be delivered to it at the address provided in the Plan.

     (d) A new Section 14.6 is hereby added to the end of Article XIV as follows:

     14.6 Power of Attorney. If a person acting under a power of attorney for a Principal Shareholder executes and delivers this Agreement on behalf of such Principal Shareholder, then such Principal Shareholder covenants that, upon request of Buyer, he or she shall personally execute a copy of this Agreement and deliver it to Buyer. This covenant shall be deemed to be a material covenant for purposes of Section 9.2 of this Agreement.

10. Each party hereto represents and warrants to the others that this Amendment Agreement has been duly authorized and executed by such party as its, his or her own free act and not under duress of any type, and constitutes the legal, valid and binding obligation of such party, except to the extent that enforcement may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditor's rights generally, or (b) general principles of equity.

11. Except as expressly provided in this Amendment Agreement, all other terms, conditions, provisions, representations, warranties, covenants and obligations under the Merger Agreement shall remain in full force and effect.


                       [SIGNATURES ON THE FOLLOWING PAGE]

     IN WITNESS WHEREOF, each of the parties hereto has executed, or caused its duly authorized representative to execute, this Amendment Agreement as of the date first above written.

                                   PRINCIPAL SHAREHOLDERS:




                                   /s/ Robert J. Mills
                                   -----------------------------------------
                                   Robert J. Mills

                                   /s/ Margie B. Mills
                                   -----------------------------------------
                                   Margie B. Mills





                                   COMPANY:


                                   FIRST AMERICAN HEALTH CARE OF GEORGIA, INC.




                                   By: /s/ Frank M. Chamberlain
                                       ----------------------------
                                       Frank M. Chamberlain


                                   BUYER:


                                   INTEGRATED HEALTH SERVICES, INC.



                                   By:  /s/ Marshall A. Elkins
                                        ---------------------------
                                        Marshall A. Elkins



                                   NEWCO:


                                   IHS ACQUISITION XIV, INC.



                                   By:  /s/ Marshall A. Elkins
                                        ---------------------------
                                        Marshall A. Elkins